SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          Internet Commerce Corporation
                                (Name of Issuer)

                      Class A Common Stock, par value $.01
                         (Title of Class of Securities)

                                    46059F109
                                 (CUSIP Number)

                       Kim D. Cooke, Managing Director of
                Blue Water Capital II, L.L.C., Managing Member of
                       Blue Water Venture Fund II, L.L.C.
                          1420 Beverly Road, Suite 300
                             McLean, Virginia 22101
                                 (703) 790-8821
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 with a copy to:

                           Richard K. A. Becker, Esq.
                             Hogan & Hartson L.L.P.
                              8300 Greensboro Drive
                           McLean, Virginia 22102-3606
                                 (703) 610-6100

                                November 6, 2000
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

                               Page 1 of 23 Pages
                         Exhibit Index appears on page 9

--------------------------------------------------------------------------------
                              Schedule 13D                         Page 2 of 23
--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Blue Water Venture Fund II, L.L.C.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)|_|
                                                                       (b)|_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO (see Item 3)
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                           |_|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------

              NUMBER OF SHARES             7     SOLE VOTING POWER
                BENEFICIALLY                     763,637
                  OWNED BY               ---------------------------------------
               EACH REPORTING              8     SHARED VOTING POWER
                PERSON WITH
                                                 0
                                         ---------------------------------------
                                           9     SOLE DISPOSITIVE POWER
                                                 763,637
                                         ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                763,637
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES

                |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.12%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                              Schedule 13D                         Page 3 of 23
--------------------------------------------------------------------------------
      1         NAMES OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Blue Water Capital II, L.L.C.
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)|_|
                                                                       (b)|_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS

                OO (see Item 3)
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                           |_|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------

              NUMBER OF SHARES             7     SOLE VOTING POWER
                BENEFICIALLY                     763,637
                  OWNED BY               ---------------------------------------
               EACH REPORTING              8     SHARED VOTING POWER
                PERSON WITH
                                                 0
                                         ---------------------------------------
                                           9     SOLE DISPOSITIVE POWER
                                                 763,637
                                         ---------------------------------------
                                          10     SHARED DISPOSITIVE POWER

                                                 0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                763,637
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                SHARES

                |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                8.12%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                OO
--------------------------------------------------------------------------------

                                 Schedule 13D

Item 1.       Security and Issuer.

         This statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of Internet Commerce Corporation, a Delaware Corporation (the "Company"). The principal executive office of the Company is located at 805 Third Avenue, New York, New York 10022.

Item 2.       Identity and Background.

         This Schedule 13D is being filed on behalf of Blue Water Venture Fund II, L.L.C., a Delaware limited liability company engaged in private equity investments ("Blue Water Venture Fund"), and Blue Water Capital II, L.L.C., a Delaware limited liability company ("Blue Water Capital"), which is the Managing Member of Blue Water Venture Fund (collectively, the "Reporting Persons"). Michael H. Acheson, Henry D. Barratt, Jr., Kim D. Cooke, Reid R. Miles and Wilbur M. Priester are each Managing Directors of Blue Water Capital (collectively, Messrs. Acheson, Barratt, Cooke, Miles and Priester are the "Managing Directors"). The principal business address and the principal office address of each of the Reporting Persons and the Managing Directors is 1420 Beverly Road, Suite 300, McLean, Virginia 22101. Each of the Managing Directors is a United States citizen.

         Neither of the Reporting Persons and none of the Managing Directors has, during the five years prior to the date of this Schedule 13D, been convicted in a criminal proceeding.

         Neither of the Reporting Persons and none of the Managing Directors has, during the five years prior to the date of this Schedule 13D, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

         On June 14, 2000, the Company entered into an Agreement and Plan of Merger among the Company, ICC Acquisition Corporation, Inc., a wholly-owned subsidiary of the Company, RTCI, Jeffrey W. LeRose and Blue Water Venture Fund (such Agreement, the "Merger Agreement").

         On November 6, 2000, the transactions contemplated by the Merger Agreement were consummated and ICC Acquisition Corporation, Inc. merged with and into RTCI (the "Merger") with RTCI surviving the Merger as a wholly-owned subsidiary of the Company. Blue Water Venture Fund received 763,637 shares of Common Stock and approximately $663,000 in cash pursuant to the Merger in exchange for all of its ownership interest in RTCI.

Item 4.       Purpose of Transaction.

         Blue Water Venture Fund acquired the shares of Common Stock for investment in consideration for its ownership interest in RTCI at the time of the Merger.

(a) Neither of the Reporting Persons and none of the Managing Directors currently has any plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company.

(b) Neither of the Reporting Persons and none of the Managing Directors currently has any plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries.

(c) Neither of the Reporting Persons and none of the Managing Directors currently has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d) Neither of the Reporting Persons and none of the Managing Directors currently has any plans or proposals which relate to or would result in any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Neither of the Reporting Persons and none of the Managing Directors currently has any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Company.

(f) Neither of the Reporting Persons and none of the Managing Directors currently has any plans or proposals which relate to or would result in any other material change in the Company's business or corporate structure.

(g) Neither of the Reporting Persons and none of the Managing Directors currently has any plans or proposals which relate to or would result in changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

(h) Neither of the Reporting Persons and none of the Managing Directors currently has any plans or proposals which relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Neither of the Reporting Persons and none of the Managing Directors currently has any plans or proposals which relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Neither of the Reporting Persons and none of the Managing Directors currently has any plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5.       Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own 763,637 shares of Common Stock, which represents approximately 8.12% of the issued and outstanding shares of Common Stock based on information provided by the Company. Each of the Managing Directors disclaims any beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(b) The Reporting Persons have sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all 763,637 shares of Common Stock reported in Item 5(a) of this Schedule 13D. The Managing Directors have collective, but not individual, power to vote or to direct the vote and power to dispose or to direct the disposition of such shares.

(c) Neither of the Reporting Persons and none of the Managing Directors has had any transactions in the Common Stock (besides the Merger) that were effected during the past sixty days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         Blue Water Venture Fund, Jeffrey W. LeRose and the Company have entered into a Registration Rights Agreement with respect to the shares of Common Stock held by Blue Water Venture Fund and Jeffrey W. LeRose which were issued pursuant to the Merger Agreement. Under the terms of the Registration Rights Agreement, the Company shall use its commercially reasonable best efforts to file no later than forty-five days after the effective time of the Merger and use its commercially reasonable best efforts to cause to become effective within one hundred and twenty days after filing, a Registration Statement on Form S-3 covering the resale of all of the shares of Common Stock covered by the Registration Rights Agreement (the "Registrable Securities") and to remain effective continuously for the period ending on the earlier of (A) one year after the effective time of the Merger and (B) the date on which all of the shares of Common Stock covered by such Registration Statement have been sold and the distribution contemplated by such Registration Statement has been completed. In addition, holders of at least 20% of the Registrable Securities are entitled to two demand registration rights at the expense of the Company. All holders of Registrable Securities have unlimited piggyback rights. All registrations of Registrable Securities pursuant to the Registration Rights Agreement are subject to standard cut-backs, and hold-backs and may be suspended based on the occurrence of a material development condition.

         Except as disclosed in this Schedule 13D, the Reporting Persons and the Managing Directors do not have any other contracts, arrangements, understandings or other relationships with respect to the securities of the Company.

Item 7.       Material to be Filed as Exhibits.

Exhibit A:        Merger Agreement. Incorporated by reference to the Company's
                  Periodic Report on Form 8-K filed with the Securities and
                  Exchange Commission on June 15, 2000.
Exhibit B:        Registration Rights Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:   November 16, 2000


                                            BLUE WATER VENTURE FUND II, L.L.C.

                                            By:  Blue Water Capital II, L.L.C.,
                                                 its Managing Member


                                            By:  /s/ Kim D. Cooke
                                                 -------------------------------
                                                 Kim D. Cooke
                                                 Managing Director
                                                 Blue Water Capital II, L.L.C.


                                            BLUE WATER CAPITAL II, L.L.C.


                                            By:  /s/ Kim D. Cooke
                                                 -------------------------------
                                                 Kim D. Cooke
                                                 Managing Director
                                                 Blue Water Capital II, L.L.C.

                                  Exhibit Index

      Exhibit           Description                           Page
      -------           -----------                           ----

         A          Merger Agreement                  Incorporated by reference
         B          Registration Right Agreement                 10

                                                                      Exhibit B

                          REGISTRATION RIGHTS AGREEMENT


                  This Registration Rights Agreement is made and entered into as of November 6, 2000, by and among Internet Commerce Corporation, a Delaware corporation (the "Company"), and the Persons set forth on the signature pages to this Agreement (the "Stockholders").

                  WHEREAS, the Company, ICC Acquisition Corporation, Inc., a North Carolina corporation, all of whose capital stock is owned directly by the Company, Research Triangle Commerce, Inc., a North Carolina corporation ("RTC"), and the Persons listed on the signature pages thereto have entered into an Agreement and Plan of Merger (the "Merger Agreement") whereby the Company will acquire RTC by merger (the "Merger") and will issue the Registrable Securities to the Stockholders;

                  NOW,  THEREFORE,  in  consideration of the premises and mutual
covenants  and  obligations   hereinafter   set  forth,   the  Company  and  the
Stockholders, intending to be legally bound, hereby agree as follows.

                  Section 1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

                  "Affiliate" of any Person means any other Person who either, directly or indirectly, is in control of, is controlled by, or is under common control with such Person. For purposes of this definition, the term "control" (including the terms "controlling" "controlled by" and under "common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

                  "Business Day" shall mean any day which is not a Saturday or Sunday or legal holiday on which banks are authorized or required to be closed in New York, New York.

                  "Capital   Stock"   shall   mean   all   shares,    interests,
participations, rights or other equivalents (however designated) of corporate stock.

                  "Common Stock" shall mean the Class A Common Stock, par value $.01 per share, of the Company.

                  "Current Market Value" shall mean the average closing price on The Nasdaq SmallCap Market of the Company's Common Stock for the ten (10) consecutive trading days ending one (1) day prior to the date of any calculation; provided, however, that if there are no trades on any such trading day, the closing price shall be the average of the closing bid and asked prices for such day; provided, further, however, that if the Common Stock is not then listed on The Nasdaq SmallCap Market, the Current Market Value shall mean the average closing price either of the principal stock exchange on which the Common Stock is listed, or of the quotation system, operated by a national securities association, on which the Common Stock is quoted, for the ten (10) consecutive trading days ending one (1) day prior to the date of any calculation; however, if there are no trades on any such trading day, the closing price shall be the average of the closing bid and asked prices for such day.

                  "Delay Notice" shall have the meaning set forth in Section 6(b) hereof.

                  "Demand Registration Period" shall have the meaning set forth in Section 3(c) hereof.

                  "Demand  Registrations"  shall have the  meaning  set forth in
Section 3(b) hereof.

                  "Encumbrance" means any lien, pledge, mortgage, security interest, charge, restriction, adverse claim or other encumbrance of any kind or nature whatsoever.

                  "Hold-Back  Election"  shall  have the  meaning  set  forth in
Section 6(a) hereof.

                  "Material Development Condition" shall have the meaning set forth in Section 6(b) hereof.

                  "Merger Agreement" shall have the meaning set forth in the recitals to this Agreement.

                  "Merger  Registration"  shall  have the  meaning  set forth in
Section 3(a) hereof.

                  "Merger Registration Period" shall have the meaning set forth in Section 3(a) hereof.

                  "Other Holders" shall have the meaning set forth in Section 3(d) hereof.

                  "Person" shall mean an individual, partnership, corporation, limited liability company, joint venture, trust or unincorporated organization or a government or agency or political subdivision thereof or any other similar entity.

                  "Prospectus" shall mean the prospectus included in any Registration Statement, as amended or supplemented by a prospectus supplement with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement and by all other amendments and supplements to the prospectus, including post-effective amendments and all material incorporated by reference in such prospectus.

                  "Registrable Securities" shall mean the shares of Common Stock issued to the Stockholders by the Company pursuant to the Merger Agreement and any other securities issued or issuable as a result of or in connection with any stock dividend, stock split or reverse stock split, combination, recapitalization, reclassification, merger or consolidation, exchange or distribution or otherwise in respect of such Common Stock.

                  "Registration  Expenses"  shall have the  meaning set forth in
Section 7 hereof.

                  "Registration Statement" shall mean any registration statement which covers any of the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included therein, all amendments and supplements to such Registration Statement, including post-effective amendments, all exhibits and all material incorporated by reference in such Registration Statement.

                  "Requesting Securityholder" shall have the meaning set forth in Section 4 hereof.

                  "Restricted  Securities"  shall have the  meaning set forth in
Section 2 hereof.

                  "Rule  144"  shall  mean  Rule  144   promulgated   under  the
Securities Act, as amended from time to time, or any similar successor rule thereto that may be promulgated by the SEC.

                  "Rule  903"  shall  mean  Rule  903   promulgated   under  the
Securities Act, as amended from time to time, or any similar successor rule thereto that may be promulgated by the SEC.

                  "Rule  904"  shall  mean  Rule  904   promulgated   under  the
Securities Act, as amended from time to time, or any similar successor rule thereto that may be promulgated by the SEC.

                  "SEC" shall mean the United States Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act.

                  "Securities  Act" shall mean the  Securities  Act of 1933,  as
amended  (or  any  similar  successor  federal  statute),   and  the  rules  and
regulations thereunder, as the same are in effect from time to time.

                  "Underwritten Offering" shall mean an offering registered under the Securities Act in which securities of the Company are sold to an underwriter for reoffering to the public.

                  Other capitalized terms not defined herein shall have the meaning given such terms in the Merger Agreement.

                  Section 2. Securities Subject to this Agreement. The securities entitled to the benefits of this Agreement are the Registrable
Securities but, with respect to any particular Registrable Security, only so long as such security continues to be a Restricted Security. A Registrable Security that has ceased to be a Registrable Security cannot thereafter become a Registrable Security. As used herein, a Restricted Security is a Registrable Security which has not been effectively registered under the Securities Act and distributed in accordance with an effective Registration Statement and which has not been distributed by the Stockholders pursuant to Rule 144, Rule 903 or Rule 904, unless, in the case of a Registrable Security distributed pursuant to Rule 903 or 904, any applicable restricted period has not expired or the SEC or its staff have taken the position in a published release, ruling or no-action letter that securities distributed under Rule 903 or 904 are ineligible for resale in the United States under Section 4(1) of the Securities Act notwithstanding expiration of the applicable restricted period.

                  Section 3.  Merger and Demand Registrations.

                  (a) Merger Registration. The Company shall use its commercially reasonable best efforts to file no later than the later of (i) forty-five (45) days after the Effective Time of the Merger and (ii) fifteen
(15) days after the Company receives all information from the Stockholders which it deems reasonably necessary to file (provided the Company requests such information in writing not more than thirty (30) days after the Effective Time of the Merger), and use its commercially reasonable best efforts to cause to become effective within one hundred and twenty (120) days after filing, a Registration Statement on Form S-3 (or any successor form), covering the resale of all of the Registrable Securities and to remain effective, subject to clauses
(2) and (3) of the last sentence of Section 6(b) hereof, continuously for the period (the "Merger Registration Period") ending on the earlier of (A) one year after the Effective Time of the Merger, and (B) the date on which all Registrable Securities covered by such Registration Statement have been sold and the distribution contemplated thereby has been completed (the "Merger Registration"). In the event either the registration statement is not filed by the later of (i) and (ii) of this Section 3(a) or does not become effective within one hundred and twenty (120) days after filing, the Company shall issue to the Stockholders an additional number of shares of Common Stock equal to five percent (5%) of the number of shares of Registrable Securities then held by each Stockholder for each period of thirty (30) days or part of thirty (30) days the Company is late.

                  (b) Demand. Any Stockholder then holding in excess of twenty percent (20%) of the Registrable Securities may request the Company, in writing, to effect the registration of all or such portion of the Registrable Securities as such Stockholders shall specify; provided, that only two (2) demands may be made pursuant to this Section 3(b). The Company shall promptly give notice of such request to the other holders of Registrable Securities, who may then request, in writing, within ten (10) days after the giving of such notice by the Company to have any or all of their Registrable Securities included in the Demand Registration. The Company shall use its commercially reasonable best efforts to file, as promptly as reasonably practicable, but in any event no later than forty-five (45) after receipt of such written request pursuant to this Section 3(b), a Registration Statement on Form S-3 (or any successor form) covering all Registrable Securities which the Company has been so requested to register (the "Demand Registrations"). Each of the Demand Registrations effected pursuant to this Agreement shall be pursuant to an Underwritten Offering if so requested by the Stockholders; provided, however, that if the Stockholders do not so request an Underwritten Offering, the Company may require one.

                  (c) Effectiveness of Demand Registration Statement. Subject to the provisions of Sections 6(b) and (c) hereof, the Company agrees to use its commercially reasonable best efforts to (i) cause the Registration Statement(s) relating to each Demand Registration described in Section 3(b) hereof to become effective as promptly as reasonably practicable, and (ii) thereafter keep each such Registration Statement effective continuously for the period (the "Demand Registration Period") ending, subject to the second sentence of Section 5(b) hereof and clauses (2) and (3) of the last sentence of Section 6(b) hereof, on the earlier of (A) thirty (30) days and (B) the date on which all Registrable Securities covered by each such Registration Statement have been sold and the distribution contemplated thereby has been completed.

                  (d) Inclusion of Other Securities. The Company and any other holder of the Company's securities who has registration rights ("Other Holders") may include its securities in the Merger Registration and either of the Demand Registrations effected pursuant to this Section 3; provided, however, that if the managing underwriter or underwriters of any such Merger Registration or Demand Registration which is an Underwritten Offering advises the Stockholders that the total amount or kind of securities which the Stockholders and the Company or such Other Holders propose to include in such registration is sufficiently large to adversely affect the success of such Merger Registration or such proposed Demand Registration, then the amount or kind of securities to be offered for the account of the Company or any Other Holders shall be reduced pro rata based upon the aggregate number of securities to be offered by the Company and the Other Holders to the extent necessary before the Registrable Securities offered by the Stockholders are so reduced.

                  (e) No registration of Registrable Securities which shall not have become effective and remained effective for the Demand Registration Period shall be deemed to be a Demand Registration for any purpose of this Section 3.

                  Section 4. Piggyback Registration. If the Company at any time proposes to file a registration statement with respect to its Common Stock, whether (i) for its own account (other than a registration statement on Forms
S-4 or S-8 (or any successor or substantially similar form), and other than in connection with (A) an employee stock option, stock purchase or compensation plan or of securities issued or issuable pursuant to any such plan, (B) a dividend reinvestment plan, or (C) a "shelf" registration pursuant to Rule 415 under the Securities Act) or (ii) for the account of an Other Holder or Other Holders that have requested such registration (a "Requesting Securityholder"), then the Company shall in each case give written notice of such proposed filing to the Stockholders at least twenty (20) days before the anticipated filing date of any such registration statement by the Company, and such notice shall offer to the Stockholders the opportunity to have any or all of the Registrable Securities held by the Stockholders included in such registration statement. If the Stockholders desire to have their Registrable Securities registered under this Section 4 they shall so advise the Company in writing within ten (10) days after the date of receipt of such notice (which requests shall set forth the amount of Registrable Securities for which registration is requested), and the Company shall use its commercially reasonable best efforts to include in such Registration Statement all such Registrable Securities so requested to be included therein. Notwithstanding the foregoing, if the managing underwriter or underwriters of any such proposed public offering that is an Underwritten Offering advises the Company that the total amount or kind of securities which the Stockholders, the Company and any other Persons intended to be included in such proposed Underwritten Offering is sufficiently large to adversely affect the success of such proposed public offering, then the amount or kind of securities to be offered for the accounts of the Stockholders and the Other Holders shall be reduced pro rata, based upon the aggregate number of securities to be offered for the accounts of the Stockholders and all Other Holders (except the Company and the Requesting Securityholder) of securities intended to be included in such Underwritten Offering and the number or kind of securities to be offered for the account of the Stockholders, to the extent necessary to reduce the total amount or kind of securities to be included in such proposed Underwritten Offering to the amount or kind recommended by such managing underwriter or underwriters before the securities offered by the Company or any Requesting Securityholder are so reduced. Anything to the contrary in this Agreement notwithstanding, the Company may withdraw or postpone a Registration Statement referred to in this Section 4 at any time before it becomes effective or withdraw, postpone or terminate the offering after it becomes effective without any obligation or liability to the Stockholders.

                  Section 5.  Registration Procedures.

                  (a) General. In connection with the Company's registration obligations pursuant to Section 3 and, to the extent applicable, Section 4 hereof, the Company will:

                           (i) prepare and file with the SEC a new Registration Statement or such amendments and post-effective amendments to an existing Registration Statement as may be necessary to keep such Registration Statement effective for the time periods set forth in Sections 3(a) and 3(c), provided that no Registration Statement shall be required to remain in effect after all Registrable Securities covered by such Registration Statement have been sold and distributed as contemplated by such Registration Statement, and provided, further, that as soon as reasonably practicable, but in no event later than three (3) Business Days before filing such Registration Statement, the Company shall furnish to the Stockholders and the underwriters, if any, copies of all such documents proposed to be filed, which documents shall be subject to the review of Stockholders and underwriters and their respective counsel;

                           (ii)  notify  the   Stockholders   and  the  managing
         underwriters and their respective counsel, if any, promptly (1) when a new Registration Statement, Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to any new Registration Statement or post-effective amendment, when it has become effective, (2) of any request by the SEC for amendments or supplements to any Registration Statement or Prospectus or for additional information, (3) of the issuance by the SEC of any comments with respect to any filing, (4) of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for that purpose, (5) of any suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (6) if there is a misstatement or omission of a material fact in any Registration Statement, Prospectus or any document incorporated therein by reference or if any event occurs which requires the making of any changes in any Registration Statement, Prospectus or any document incorporated therein by reference in order to make the statements therein (in the case of any Prospectus, in the light of the circumstances under which they were made) not misleading;

                           (iii) if reasonably requested by the managing underwriter or underwriters or the Stockholders, promptly incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriters and the Stockholders agree should be included therein relating to the sale of the Registrable Securities, including, without limitation, information with respect to the aggregate number of shares of Registrable Securities being sold to such underwriters, the purchase price being paid therefor by such underwriters and with respect to any other terms of the Underwritten Offering of the Registrable Securities to be sold in such offering; and promptly make all required filings of such Prospectus supplement or post-effective amendment;

                           (iv) furnish to the Stockholders and each managing underwriter, if any, and their respective counsel, without charge, as many conformed copies as may reasonably be requested of the then effective Registration Statement and any post-effective amendments thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

                           (v) deliver to the Stockholders and the underwriters, if any, and their respective counsel, without charge, as many copies of the then effective Prospectus (including each prospectus subject to completion) and any amendments or supplements thereto as such Persons may reasonably request;

                           (vi) use commercially reasonable best efforts to register or qualify or cooperate with the Stockholders, the underwriters, if any, and their respective counsel in connection with the registration or qualification of such Registrable Securities for offer and sale under the securities or blue sky laws of such jurisdictions as the Stockholders or underwriter reasonably requests in writing; provided, however, that the Company will not be required to
         (1) qualify to do business in any jurisdiction where it would not otherwise be required to qualify, but for this paragraph (vi), (2) subject itself to general taxation in any such jurisdiction or (3) file a general consent to service of process in any such jurisdiction;

                           (vii) cooperate with the Stockholders and the managing underwriters, if any, and their respective counsel, to facilitate the timely preparation and delivery of certificates representing Registrable Securities to be sold and not bearing any restrictive legends; and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriters may request at least two (2) Business Days prior to any sale of Registrable Securities to the underwriters;

                           (viii) otherwise use its commercially reasonable best efforts to comply in all material respects with all applicable rules and regulations of the SEC relating to such registration and the distribution of the securities being offered and make generally available to its securities holders an earnings statement satisfying the provisions of Section 11(a) of the Securities Act;

                           (ix) cooperate and assist in any filings required to be made with the National Association of Securities Dealers, Inc.;

                           (x) in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in which the Company addresses its representations and warranties to the underwriters participating in such offering, with the managing underwriter of such offering; and

                           (xi) upon reasonable notice and during normal business hours, provide reasonable access to Company's personnel and auditors for the purpose of permitting the Stockholders to conduct due diligence in connection with any such Registration Statement.

                  As  a  condition   precedent  to  the   participation  in  any
registration hereunder, the Company may require the Stockholders as to which any such registration is being effected to furnish to the Company such information regarding such Stockholders and the distribution of such securities as the Company may from time to time reasonably request to comply with the applicable provisions of the Securities Act.

                  (b) The Stockholders agree by the holding of such Registrable Securities that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5(a)(ii) hereof, the Stockholders will forthwith discontinue disposition of Registrable Securities pursuant to the then current Prospectus until (1) the Stockholders are advised in writing by the Company that a new Registration Statement covering the offer of Registrable Securities has become effective under the Securities Act or (2) the Stockholders receive copies of any required supplemented or amended Prospectus, or until the Stockholders are advised in writing by the Company that the use of the Prospectus may be resumed; provided, however, that the Company shall use its commercially reasonable best efforts to cure any such misstatement, omission or event that is applicable to the Registration Statement as soon as reasonably practicable after delivery of such notice pursuant to clause (6) of Section 5(a)(ii) hereof. If the Company shall have given any such notice during a period when a Demand Registration is in effect, the Company shall extend the period during which such Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during which any such disposition of Registrable Securities is discontinued pursuant to this Section 5(b). If so directed by the Company, on the happening of such event, the Stockholders will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in the Stockholders' possession, of the Prospectus covering such Registrable Securities current at the time of receipt of such notice.

                  Section 6.  Holdback Agreements.

                  (a) Hold-Back Election. In the case of the registration of any primary Underwritten Offering initiated by the Company (other than any registration by the Company on Form S-4 or Form S-8 (or any successor or substantially similar form), and other than in connection with (A) an employee stock option, stock purchase or compensation plan or of securities issued or issuable pursuant to any such plan or (B) a dividend reinvestment plan) or any secondary Underwritten Offering initiated at the request of a Requesting Securityholder, the Stockholders agree that if they are reasonably requested to do so by the managing underwriter or the underwriters, then the Stockholders shall not effect any public sale or distribution of securities of the Company, except as part of such Underwritten Offering, during the period beginning ten
(10) days prior to the closing date of such Underwritten Offering and ending ninety (90) days after such closing date (or such longer period as may be reasonably requested by the Company or by the managing underwriter or underwriters).

                  (b) Material Development Condition. With respect to any Registration Statement filed or to be filed pursuant to Section 3, if the Company determines that, in its good faith judgment, it would (because of the existence of, or in reasonable anticipation of, any acquisition or corporate reorganization or other transaction, financing activity, stock repurchase or other development involving the Company or any subsidiary, or the unavailability for reasons beyond the Company's control of any required financial statements, or any other event or condition of similar significance to the Company or any subsidiary) be materially disadvantageous (a "Material Development Condition") to the Company to proceed with such

Registration Statement, then the Company shall, notwithstanding any other provisions of this Agreement, be entitled, upon the giving of a written notice that a Material Development Condition has occurred (a "Delay Notice") from an officer of the Company to the Stockholders, (i) to cause sales of Registrable Securities by the Stockholders pursuant to such Registration Statement to cease,
(ii) to cause such Registration Statement to be withdrawn and the effectiveness of such Registration Statement terminated, or (iii) in the event no such Registration Statement has yet been filed or declared effective, to delay filing or effectiveness of any such Registration Statement until, in the good faith judgment of the Company, such Material Development Condition shall be disclosed or no longer exists (notice of which the Company shall promptly deliver to the Stockholders). Notwithstanding the foregoing provisions of this Section 6(b):
(1) in no event may such cessation or delay be, for each such Registration Statement, for a period of more than one hundred and twenty (120) consecutive days from the giving of its Delay Notice to the Stockholders with respect to such Material Development Condition, as above provided; (2) in the event a Registration Statement is filed and subsequently withdrawn by reason of any existing or anticipated Material Development Condition as provided above, the Company shall cause a new Registration Statement covering the Registrable Securities to be filed with the Commission as soon as practicable after such Material Development Condition ceases to exist or, if sooner, as soon as practicable after the expiration of such one hundred and twenty (120) day period, the Demand Registration Period for such new Registration Statement shall be thirty (30) days and the Merger Registration Period for such new Registration Statement shall be the number of days that remained in such Merger Registration Period with respect to the withdrawn Registration Statement at the time it was withdrawn; and (3) in the event the Company elects not to withdraw or terminate the effectiveness of any such Registration Statement but to cause the Stockholders to refrain from selling Registrable Securities for any period during the Demand Registration Period or the Merger Registration Period, (a) the Demand Registration Period shall be extended by the number of days during the Registration Period that the Stockholders are required to refrain from selling Registrable Securities and (b) the Merger Registration Period shall remain the same.

                  Section 7. Registration Expenses. All expenses incident to the Company's performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications or registrations (or the obtaining of exemptions therefrom) of the Registrable Securities), printing expenses (including expenses of printing Prospectuses), messenger and delivery expenses, fees and disbursements of its counsel and its independent certified public accountants, securities acts liability insurance (if the Company elects to obtain such insurance), fees and expenses of any special experts retained by the Company in connection with any registration hereunder and fees and expenses of other Persons retained by the Company (all such expenses being referred to as "Registration Expenses"), shall be borne by the Company; provided, that Registration Expenses shall not include any fees and expenses of counsel for the Stockholders, out-of-pocket expenses incurred by the Stockholders and underwriting discounts, commissions or fees attributable to the sale of the Registrable Securities.

                  Section 8.  Indemnification.

                  (a) Indemnification by the Company. The Company agrees to indemnify and hold harmless, to the full extent permitted by law, but without duplication, the Stockholders, their officers, directors, stockholders, employees, advisors and agents, and each Person who controls the Stockholders (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation and reasonable legal fees and expenses) resulting from any untrue statement of a material fact in, or any omission of a material fact required to be stated in, any Registration Statement or Prospectus or necessary to make the statements therein (including any such statements or omissions incorporated by reference therein) (in the case of a Prospectus, in light of the circumstances under which they were made) not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by the Stockholders or any underwriters expressly for use therein. The Company will also indemnify underwriters participating in the distribution, their officers, directors, employees, partners and agents, and each Person who controls such underwriters (within the meaning of the Securities Act), to the same extent as provided above with respect to the indemnification of the Stockholders, if so requested.

                  (b) Indemnification by the Stockholders. In connection with any Registration Statement in which the Stockholders are participating, the Stockholders will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and agrees to indemnify and hold harmless, severally and not jointly, to the full extent permitted by law, but without duplication, the Company, its officers, directors, stockholders, employees, advisors and agents, and each Person who controls the Company (within the meaning of the Securities Act), against all losses, claims, damages, liabilities and expenses (including reasonable costs of investigation and reasonable legal fees and expenses) resulting from any untrue statement of material fact in, or any omission of a material fact required to be stated in, the Registration Statement or Prospectus or necessary to make the statements therein (in the case of a Prospectus in light of the circumstances under which they were made) not misleading to the extent that such untrue statement or omission is caused by or contained in any information or affidavit so furnished in writing by the Stockholders to the Company. The Company and the other persons described above shall be entitled to receive indemnities from underwriters participating in the distribution, to the same extent as provided above with respect to information so furnished in writing by such Persons specifically for inclusion in any Prospectus or Registration Statement. The Stockholders shall not be required to provide indemnification or contribution hereunder in excess of an amount equal to the net proceeds to the Stockholders from the disposition of the Registrable Securities disposed of by the Stockholders pursuant to such registration.

                  (c)  Conduct  of  Indemnification   Proceedings.   Any  Person
entitled to indemnification hereunder will (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) permit such indemnifying party to assume the defense of such claim with counsel of such indemnifying party's choice; provided, however, that any Person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in (but not control) the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such indemnified Person unless (A) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to the indemnified party in a timely manner or (B) in the reasonable judgment of any such Person, based upon a written opinion of its counsel, a conflict of interest may exist between such person and the indemnifying party with respect to such claims (in which case, if the Person notifies the indemnifying party in writing that such Person elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such claim on behalf of such person, provided such separate counsel is reasonably satisfactory to the indemnifying party). The indemnifying party will not be subject to any liability for any settlement made without its consent. No indemnified party will be required to consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such claim or litigation. An indemnifying party who is not entitled to, or elects not to, assume the defense of the claim will not be obligated to pay the fees and expenses of more than one counsel (except one
(1) local counsel if required in a specific instance) for all parties indemnified by such indemnifying party with respect to such claim.

                  (d) Contribution. If for any reason the indemnification provided for in Section 8(a) or Section 8(b) is unavailable to an indemnified party or is insufficient to hold it harmless as contemplated by Section 8(a) and
Section 8(b), then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such loss, claim, damage, liability or expense in such proportion as is appropriate to reflect not only the relative benefits received by the indemnifying party and the indemnified party, but also the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement or the omission or alleged omission relates to information supplied by the indemnifying party or parties on the one hand, or the indemnified party or parties on the other hand, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentations.

                  (e) Notwithstanding the foregoing, to the extent that the indemnification and contribution provisions contained in any underwriting agreement entered into in connection with any Underwritten Offering conflict with the foregoing, the provisions of such underwriting agreement shall control.

                  Section 9. Participation in Underwritten Registrations. The Stockholders may not participate in any Underwritten Offering hereunder unless they (i) agree to sell the Registrable Securities included therein on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements and (ii) complete and execute all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements. Nothing in this Section 9 shall be construed to create any additional rights regarding the registration of Registrable Securities in any Person otherwise than as set forth herein. The Company may designate the managing underwriter of the Merger Registration or a Demand Registration, subject to the consent of a majority of the Stockholders which shall not be unreasonably withheld or delayed.

                  Section 10. Amendments and Waivers. The provisions of this Agreement, including the provisions of this Section 10, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless such amendment, modification or waiver is in writing and duly executed by the party or parties against which it is to be enforced. No waiver of any provision of this Agreement shall constitute a waiver of any other provision of this Agreement and no waiver on one occasion shall constitute a waiver on any future occasion with respect to the same or any other provision of this Agreement.

                  Section 11. Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, registered first-class mail, telecopier, or air-courier guaranteeing overnight delivery:

                           (a) If to the Stockholders, at the most current address given by the Stockholders to the Company, in accordance with the provisions of this Section 11, which addresses (including facsimile number) initially are set forth next to each Stockholder's signature on the signature page hereto.

                           (b) If to the Company, initially at 805 Third Avenue, New York, NY 10022, attention: Walter M. Psztur, Chief Financial Officer, facsimile No.: (212) 271-8580, and thereafter at such other address as may be designated from time to time by notice given in accordance with the provisions of this Section 11, with copies to Kramer Levin Naftalis & Frankel LLP, 919 Third Avenue, New York, New York 10022, attention: Peter S. Kolevzon, Esq., facsimile No.: (212) 715-8000.

                           (c) All such notices and other communications shall be deemed to have been delivered and received (i) in the case of personal delivery, facsimile, telecopier or telegram, on the date of such delivery, (ii) in the case of air courier, on the Business Day after the date when sent and (iii) in the case of mailing, on the third
         (3rd) Business Day following such mailing.

                  Section 12. Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

                  Section 13. Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

                  Section 14. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF THE CONFLICT OF LAWS THEREOF.

                  Section 15. Jurisdiction; Forum; Waiver of Trial by Jury. Each party hereto consents and submits to the jurisdiction of any state court sitting in the County of New York or federal court sitting in the Southern District of the State of New York in connection with any dispute arising out of or relating to this Agreement. Each party hereto waives any objection to the laying of venue in such courts and any claim that any such action has been brought in an inconvenient forum. To the extent permitted by law, any judgment in respect of a dispute arising out of or relating to this Agreement may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of such judgment being conclusive evidence of the fact and amount of such judgment. Each party hereto agrees that personal service of process may be effected by any of the means specified in Section 11 hereof, addressed to such party. The foregoing shall not limit the rights of any party to serve process in any other manner permitted by law. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION, CLAIM OR OTHER PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

                  Section 16. Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

                  Section 17. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto. Except as otherwise expressly provided in Section 8, hereof, this Agreement shall not confer any rights or remedies upon any Person other than the parties hereto and their respective heirs, personal representatives, legatees, successors and permitted assigns.

                  Section 18. Entire Agreement. This Agreement is intended by the parties as a final expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter.

                [REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto have executed this Registration Rights Agreement as of the date first written above.


                                   INTERNET COMMERCE CORPORATION


                                    By:_____________________________________
                                       Name:
                                       Title:


                                   JEFFREY W. LeROSE


                                   _________________________________________

                                    Address:

                                    c/o Research Triangle Commerce, Inc.
                                    201 Shannon Oaks Circle, Suite 100
                                    Cary, NC 27511

                                    Facsimile Number:
                                    (919) 657-1502


                                    BLUE WATER VENTURE FUND II, L.L.C.


                                    By:_____________________________________
                                       Kim Cooke
                                       Title:

                                    Address:

                                    8300 Greensboro Drive, Suite 440
                                    McLean, VA 22102

                                    Facsimile Number:
                                    (703) 448-1849